Aurora *Platinum Corp.*

PO Box 10102
1650-701 W Georgia St
Vancouver, BC
Canada V7Y 1C6
T 604 687 7778
F 604 688 5175

Unit G
1988 Kingsway
Sudbury, ON
Canada P3B 4J8
T 705 525 0992
F 705 525 7701

info@auroraplatinum.com
www.auroraplatinum.com

RECEIVED
2004 OCT 21 A 8:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045647

SUPPL

BY MAIL

October 13, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Aurora Platinum Corp. (the "Company") - File 82-34760

Enclosed please find the Company's documents disseminated during the month of September 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Aurora Platinum Corp.

Susy H. Horna

Susy H. Horna
Executive Legal Assistant

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

10/21

Aurora Platinum Corp.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC
Canada V7Y 1C6

t 604 687-7778
f 604 688-5175
info@auroraplatinum.com
www.auroraplatinum.com

News *Release*

AURORA PLATINUM CORP.
DRILLING RESUMES AT NICKEL LAKE, SUDBURY, ONTARIO

September 14, 2004

Vancouver, BC - **Aurora Platinum Corp. (ARP-TSXV)** reports today on its latest drill results from the Nickel Lake Zone, announces that drilling has resumed on its Option/JV ground (Ni-Cu-PGM) with Inco Limited, and updates its exploration activities on other Sudbury area properties.

In a previous news release (June 14, 2004), it was reported that Nickel Lake hole NI-25a was drilled to undercut the semi-massive sulphide intersection of hole NI-25 (0.92% Ni and 0.87% Cu over 27.7 metres, including 1.34% Ni and 0.53% Cu over 4.7 metres), and to probe the modeled constriction of the Foy Offset Dyke caused by the flattening of the dyke's footwall contact. The borehole was also designed to test the bottom portion (approximately 815 metres vertical) of the strongly conductive borehole UTEM response modeled from hole NI-24. Hole NI-25a intersected patchy semi-massive to locally massive sulphides (approximately 15% total sulphides) within inclusion bearing quartz diorite over a core-length of 9.59 metres, extending from a down-hole depth of 817.26 metres to 826.85 metres. This interval returned a length weighted average grade of 0.70% Ni and 0.22% Cu, including a more massive section that yielded 1.76% Ni and 0.19% Cu over 1.4 metres. Modeling of the borehole UTEM results have just been completed and indicates that hole NI-25a intersected the eastern margin of an east-trending, northerly dipping, strongly conductive plate.

Drilling and borehole UTEM modeling to date have established the presence of a conductive zone extending up to 100 metres in strike and in excess of 435 metres in vertical depth along the hanging wall of the Foy Offset Dyke (480 metres to 915 metres below surface). Boreholes NI-21, NI-22, NI-25, and NI-25a have intersected the modeled plate confirming the presence of economically significant sulphides over a vertical extent of approximately 305 metres. Drilling and geophysical results indicate that the sulphides represent a pipe-like body with a moderately steep westerly plunge. The sulphides appear to be concentrated at a constriction developed within the Foy Offset Dyke as a result of a flattening of the footwall contact and the presence of a mega-inclusion against the footwall margin of the Dyke.

Hole NI-24a is currently in progress as a down-wedge hole emanating from the 450-metre mark of drill hole NI-24. This drill hole will test the down plunge (western) extension of the Nickel Lake Zone, approximately 50 metres west and 50- to 75-metres below the NI-25a sulphide intersection. The drill hole is also designed to test the bottom portion (approximately 870 metres vertical) of the strongly conductive in-hole UTEM response detected in NI-25a and to further define the modeled constriction of the Foy Offset Dyke.

In a previous news release (April 7, 2004) new high-grade Cu-Ni-Au-Ag-PGM mineralization was reported from the Crazy Creek Zone, located within the Foy Offset Dyke approximately four kilometres west of the Nickel Lake Zone. In July 2004, the Company completed 15 line kilometres of surface IP to help identify additional Crazy Creek-type targets and to further delineate known mineralization along strike. Processing of the geophysical data has been completed and drill targets defined with a drill program to be initiated this fall.

...more

Planning is also in progress to conduct a deep penetrating surface EM survey within the lower Foy Joint Venture ground. This ground covers an unexplored part of the Sudbury Igneous Complex (SIC) contact south of the Foy Offset Dyke as well as a highly prospective and distinctive protuberance of the main SIC norite into the footwall rocks. The norite tongue extends over 200 metres into the footwall and is associated with zones of well-defined late granite breccia and Sudbury breccia. Recent mapping in the area has resulted in the discovery of several new sulphide showings within the norite tongue.

In August 2003, Aurora exercised its option to form a Joint Venture with Falconbridge Limited and acquired 60% of Falconbridge's interest in the Foy and Footwall properties located within the Sudbury Mining District (see news release dated August 12, 2003). Since assuming operatorship of the Footwall Property, Aurora has been building a detailed three-dimensional model of the Falconbridge Mine and East Mine to assist in generating drill targets. Exploration will focus on near-surface footwall-style Cu-PGM mineralization as well as untested SIC contact for typical Sudbury contact-style massive sulphide mineralization.

Phase 1 exploration of the Company's 100% North Range properties (located marginal to the North Range of the SIC) is completed and consisted of reconnaissance mapping and Beep Mat-assisted prospecting, targeting footwall-type Cu-PGM mineralization hosted by Sudbury breccia belts developed within footwall rocks. The fall field program will consist of restricted surface IP surveys and detailed mapping targeting favorable breccia zones, to be followed by a winter drill program.

Quality Control

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. Half of the drill core is sampled for analysis and the remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario. Samples are dried, crushed and approximately 250 grams are pulverized to pass 75 microns. Pulps are then shipped to Chemex's laboratory in Vancouver, BC for analyses. This ISO 9001:2000 registered laboratory is preparing for ISO 17025 certification.

Silver, copper, lead, nickel and cobalt are digested in a partial extraction and analyzed by atomic absorption. For values greater than 10,000 ppm, a total digestion with atomic absorption finish is undertaken. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. Gravimetric analysis is done for values greater than 1,000 ppb. In addition to ALS Chemex standard quality assurance procedures, Aurora submits field duplicates, blank samples, and analytical standards every one in 40 samples.

The Nickel Lake Option/JV Property is being supervised by Yves Clement (P.Geo), the Qualified Person for this project.

Aurora Platinum Corp. is actively exploring for nickel-copper-PGM deposits in Ontario and Québec. It has a joint venture with Fieldex for exploration of the 36,000 hectare Temiscamingue Nickel-Copper-PGM and Gold Project in western Québec. The Company also has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and option/joint ventures with Inco Limited including the AEM Project in northwestern Ontario and the AEM Abitibi Project in eastern Ontario/western Québec and the Nickel Lake Project in the Sudbury District. The Company has exposure to gold and base metals exploration through its 38.6% interest in Lake Shore Gold Corp. and diamonds through its 26% interest in Superior Diamonds Inc.

...more

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corp. Dev.
Aurora Platinum Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

Dr. Michael J. Byron, VP, Exploration
Aurora Platinum Corp.
1988 Kingsway, Unit G
Sudbury, ON Canada P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701
E-mail: mbyron@auroraplatinum.com
www.auroraplatinum.com

Aurora Platinum Corp.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC
Canada V7Y 1C6Vancouver, BC
Canada V7Y 1C6

t 604 687-7778
f 604 688-5175
info@auroraplatinum.com
www.auroraplatinum.com

News *Release*

AURORA PLATINUM CORP.
GOLD DISCOVERY REPORTED FROM THE TEMISCAMINGUE PROJECT, QUÉBEC

September 16, 2004

Vancouver, BC - **Aurora Platinum Corp. (ARP-TSXV)** announced today that the first phase of field exploration activities on its Temiscamingue Joint Venture project in Québec has resulted in the discovery of several new gold showings and the significant expansion of some known showings. First pass grab samples taken from some of these showings returned bonanza gold values of 59.8 grams, 42.7 grams, 18.35 grams, and 16.05 grams per tonne.

In March 2004 (see news release March 31, 2004) Aurora entered into a Joint Venture agreement with Fieldex Exploration Inc. to jointly explore the Belleterre Greenstone Belt in the Temiscamingue region of Québec for gold, copper, nickel, platinum group metals and volcanogenic massive sulphide base metal deposits. The agreement consolidated claims held by both companies, resulting in the largest land package in the Belleterre Gold Belt and surrounding Cu-Ni-PGM terrains (1,300 claims covering 56,000 hectares).

A fixed-wing airborne magnetic survey was completed in June 2004, covering the eastern portion of the Belleterre Belt including all Joint Venture claims. Data from this survey was merged with three other detailed airborne surveys that Aurora had previously flown in the Temiscamingue region. The resulting product assisted Aurora, as operator, in targeting areas to be investigated in this first phase of field activities that consisted of reconnaissance mapping and prospecting. Prospecting activities will continue into the fall, including outcrop stripping, washing, and detailed mapping and sampling of the showings, and are currently underway on several of the new bonanza-grade gold showings. Gold mineralization is associated with sulphide mineralization within strongly altered and persistent shear zones. Results will be reported upon completion. This program will be followed by a drilling campaign later this year.

New areas favorable for hosting nickel-copper-platinum group metals deposits have also been identified and a number of new mineralized areas discovered. A helicopter borne electromagnetic survey will be flown in the fall over the newly identified komatiitic and gabbroic terrains to locate conductors indicative of massive sulphide mineralization.

...more

Quality Control

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. Half of the drill core is sampled for analysis and the remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario. Samples are dried, crushed and approximately 250 grams are pulverized to pass 75 microns. Pulps are then shipped to Chemex's laboratory in Vancouver, BC for analyses. This ISO 9001:2000 registered laboratory is preparing for ISO 17025 certification.

Silver, copper, lead, nickel and cobalt are digested in a partial extraction and analyzed by atomic absorption. For values greater than 10,000 ppm, a total digestion with atomic absorption finish is undertaken. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. Gravimetric analysis is done for values greater than 1,000 ppb. In addition to ALS Chemex standard quality assurance procedures, Aurora submits field duplicates, blank samples, and analytical standards every one in 40 samples.

The Temiscamingue Joint Venture project is being supervised by Dr. Michael J. Byron, (P.Geo), the Qualified Person for this project.

Aurora Platinum Corp. is actively exploring for nickel-copper-PGM deposits in Ontario and Québec. It has a joint venture with Fieldex for exploration of the 36,000 hectare Temiscamingue Nickel-Copper-PGM and Gold Project in western Québec. The Company also has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and option/joint ventures with Inco Limited including the AEM Project in northwestern Ontario and the AEM Abitibi Project in eastern Ontario/western Québec and the Nickel Lake Project in the Sudbury District. The Company has exposure to gold and base metals exploration through its 38.6% interest in Lake Shore Gold Corp. and diamonds through its 26% interest in Superior Diamonds Inc.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information please contact:

Daniel G. Innes, President & CEO
Aurora Platinum Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

Dr. Michael J. Byron, VP, Exploration
Aurora Platinum Corp.
1988 Kingsway, Unit G
Sudbury, ON Canada P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701
E-mail: mbyron@auroraplatinum.com
www.auroraplatinum.com